EXHIBIT NO. 2
Consolidated Financial Statements of
RITCHIE BROS. AUCTIONEERS
INCORPORATED
Years ended December 31, 2005 and 2004

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Vancouver, Canada
February 10, 2006

2-1

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2005	2004	2003

Auction revenues	$212,633	$182,257	$161,542
Direct expenses	27,035	23,472	22,099

	185,598	158,785	139,443

Expenses:
Depreciation and amortization	13,172	12,708	11,773
General and administrative	94,670	85,667	71,265

	107,842	98,375	83,038

Earnings from operations	77,756	60,410	56,405

Other income (expenses):
Interest expense	(2,224)	(3,217)	(4,772)
Gain on disposition of capital assets	6,565	229	17
Other	417	824	1,043

	4,758	(2,164)	(3,712)

Earnings before income taxes	82,514	58,246	52,693

Income tax expense (note 6):
Current	28,704	22,251	14,738
Future	230	1,096	1,361

	28,934	23,347	16,099

Net Earnings	$53,580	$34,899	$36,594

Net earnings per share (notes 1(l) and 4(e)):
Basic	$1.56	$1.02	$1.08
Diluted	1.54	1.01	1.07

Weighted average number of shares outstanding	34,366,311	34,160,678	33,795,978

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ G. Edward Moul	/s/ Peter J. Blake

G. Edward Moul	Peter J. Blake
Director	Director and Chief Executive Officer

2-2

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2005	2004

Assets

Current assets:
Cash and cash equivalents	$169,249	$132,632
Accounts receivable	25,447	19,281
Inventory	9,991	13,091
Advances against auction contracts	255	968
Prepaid expenses and deposits	2,726	2,323
Other assets	1,188	654
Funds committed for debt repayment (note 3)	—	1,857
Future income tax asset (note 6)	601	496

	209,457	171,302

Capital assets (note 2)	250,645	226,624
Funds committed for debt repayment (note 3)	—	5,108
Other assets	1,537	1,876
Goodwill	38,397	37,499
Future income tax asset (note 6)	860	691

	$500,896	$443,100

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$62,392	$47,581
Accounts payable and accrued liabilities	50,969	45,334
Income taxes payable	11,308	6,383
Current portion of long-term debt (note 3)	220	35,133
Future income tax liability (note 6)	460	—

	125,349	134,431

Long-term debt (note 3)	43,322	10,792
Other liabilities	516	1,563
Future income tax liability (note 6)	6,526	7,050

	175,713	153,836

Shareholders’ equity:
Share capital (note 4)	79,844	76,445
Additional paid-in capital	8,929	7,859
Retained earnings	217,080	183,438
Foreign currency translation adjustment	19,330	21,522

	325,183	289,264

	$500,896	$443,100

Commitments and contingencies (note 7) Subsequent event (note 4(c))
See accompanying notes to consolidated financial statements.

2-3

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2002	$69,499	$4,646	$129,682	($4,453)	$199,374
Exercise of stock options	3,295	—	—	—	3,295
Stock compensation tax adjustment	—	382	—	—	382
Stock compensation expense	—	1,047	—	—	1,047
Net earnings	—	—	36,594	—	36,594
Cash dividends paid	—	—	(5,093)	—	(5,093)
Foreign currency translation adjustment	—	—	—	17,180	17,180

Balance, December 31, 2003	72,794	6,075	161,183	12,727	252,779
Exercise of stock options	3,651	—	—	—	3,651
Stock compensation tax adjustment	—	317	—	—	317
Stock compensation expense	—	1,467	—	—	1,467
Net earnings	—	—	34,899	—	34,899
Cash dividends paid	—	—	(12,644)	—	(12,644)
Foreign currency translation adjustment	—	—	—	8,795	8,795

Balance, December 31, 2004	76,445	7,859	183,438	21,522	289,264
Exercise of stock options	3,399	(485)	—	—	2,914
Stock compensation tax adjustment	—	87	—	—	87
Stock compensation expense	—	1,468	—	—	1,468
Net earnings	—	—	53,580	—	53,580
Cash dividends paid	—	—	(19,938)	—	(19,938)
Foreign currency translation adjustment	—	—	—	(2,192)	(2,192)

Balance, December 31, 2005	$79,844	$8,929	$217,080	$19,330	$325,183

See accompanying notes to consolidated financial statements.
2-4

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2005	2004	2003

Cash provided by (used in):
Operating activities:
Net earnings	$53,580	$34,899	$36,594
Items not involving cash:
Depreciation and amortization	13,172	12,708	11,773
Stock compensation expense	1,468	1,467	1,047
Future income taxes	230	1,329	1,361
Net gain on disposition of capital assets	(6,565)	(229)	(17)
Changes in non-cash working capital:
Accounts receivable	(6,166)	(2,217)	(3,364)
Inventory	3,100	(3,511)	(2,357)
Advances against auction contracts	713	(858)	69
Prepaid expenses and deposits	(403)	230	(493)
Income taxes payable	5,012	3,504	3,578
Income taxes recoverable	—	—	2,485
Auction proceeds payable	14,811	3,395	26,826
Accounts payable and accrued liabilities	3,956	10,184	1,606
Other	2,163	(2,245)	(1,276)

	85,071	58,656	77,832

Investing activities:
Acquisition of business	—	(1,265)	—
Capital asset additions	(42,737)	(23,448)	(16,273)
Proceeds on disposition of capital assets	9,929	2,151	5,368
Decrease (increase) in other assets	601	(1,993)	(116)

	(32,207)	(24,555)	(11,021)

Financing activities:
Issuance of share capital	2,914	3,651	3,295
Dividends on common shares	(19,938)	(12,644)	(5,093)
Issuance of long-term debt	46,016	32,500	—
Repayment of long-term debt	(48,746)	(58,459)	(3,747)
Increase (decrease) in other liabilities	23	(812)	(383)
Decrease in short term debt	—	—	(2,758)
Decrease (increase) in funds committed for debt repayment	6,965	11,142	(5,107)
Other	(371)	—	—

	(13,137)	(24,622)	(13,793)

Effect of changes in foreign currency rates on cash and cash equivalents	(3,110)	4,144	3,769

Increase in cash and cash equivalents	36,617	13,623	56,787

Cash and cash equivalents, beginning of year	132,632	119,009	62,222

Cash and cash equivalents, end of year	$169,249	$132,632	$119,009

Supplemental information:
Interest paid	$2,217	$3,092	$4,675
Income taxes paid	$22,696	$18,831	$8,675

See accompanying notes to consolidated financial statements.
2-5

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Computer software	straight-line	3 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.
 2-6

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
1.	Significant accounting policies (continued):
(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 7(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

2-7

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
1.	Significant accounting policies (continued):
(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these transactions, which are not considered to be significant, are included in the determination of earnings.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(k)	Credit risk:

The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid for in full.

(l)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 4(e)).

2-8

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
1.	Significant accounting policies (continued):
(m)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 4(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Capital assets:

		Accumulated	Net book
2005	Cost	depreciation	value

Buildings	$120,010	$21,184	$98,826
Land and improvements	114,493	4,566	109,927
Land and buildings under development	20,374	—	20,374
Automotive equipment	12,449	4,490	7,959
Yard equipment	10,334	5,440	4,894
Office equipment	6,604	4,226	2,378
Computer equipment	5,731	3,658	2,073
Computer software	12,977	10,850	2,127
Leasehold improvements	3,521	1,434	2,087

	$306,493	$55,848	$250,645

		Accumulated	Net book
2004	Cost	depreciation	value

Buildings	$113,742	$18,588	$95,154
Land and improvements	100,154	4,125	96,029
Land and buildings under development	13,538	—	13,538
Automotive equipment	11,389	4,272	7,117
Yard equipment	9,540	4,685	4,855
Office equipment	6,169	3,799	2,370
Computer equipment	5,784	2,940	2,844
Computer software	11,114	8,766	2,348
Leasehold improvements	3,321	952	2,369

	$274,751	$48,127	$226,624

 2-9

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
2.	Capital assets (continued):
During the year, interest of $553,000 (2004 — $297,000) was capitalized to the cost of land and buildings under development.
3.	Long-term debt:

	2005	2004

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011.	$30,000	$—

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	12,900	—

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	642	920

Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with final payments occurring in 2005 and 2006. The loans were repaid in full in 2005.	—	17,000

Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at prime rate plus 0.25%, due in monthly installments of interest only, with the full amount of the principal due in 2005. The loans were repaid in full in 2005.	—	12,505

Revolving loans, unsecured, bearing interest between 3.165% and 3.175%, due in monthly installments of interest only, with the full amount of the principal due in 2005. The loans were repaid in full in 2005.	—	15,500

	43,542	45,925
Current portion	(220)	(35,133)

Non-current portion	$43,322	$10,792

Funds committed for debt repayment	—	(6,965)

	$43,322	$3,827

2-10

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
3.	Long-term debt (continued):
As at December 31, 2005, principal repayments for the next five years are as follows:

2006	220
2007	220
2008	202
2009	—
2010	12,900
Thereafter	30,000

$43,542

4.	Share capital:
(a)	Authorized:
Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.
(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2002	33,618,664
Issued for cash, pursuant to stock options exercised	348,980

Issued and outstanding, December 31, 2003	33,967,644
Issued for cash, pursuant to stock options exercised	294,656

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	161,600

Issued and outstanding, December 31, 2005	34,423,900

During 2004, the Company’s common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.
 2-11

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
4.	Share capital (continued):
(c)	Stock option plan:
The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2005, there were 1,125,834 (2004 — 1,326,034) shares authorized and still available for grants of options under the stock option plan.
Stock option activity for 2005, 2004 and 2003 is presented below:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2002	855,634	$11.06
Granted	308,800	15.53
Exercised	(348,980)	9.45
Expired	(2,000)	15.53

Outstanding, December 31, 2003	813,454	13.32
Granted	292,000	26.47
Exercised	(294,656)	12.39
Expired	(1,800)	26.46

Outstanding, December 31, 2004	808,998	18.38
Granted	213,800	32.98
Exercised	(161,600)	18.03
Expired	(13,600)	32.41

Outstanding, December 31, 2005	847,598	$21.90

Exercisable, December 31, 2005	643,398	$18.50

The options outstanding at December 31, 2005 expire on dates ranging to October 6, 2015.
The following is a summary of stock options outstanding and exercisable at December 31, 2005:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(years)	Price	Exercisable	Price

$11.675 - $13.050	181,400	5.6	$12.35	177,400	$12.34
$13.344 - $15.525	227,998	6.2	14.97	227,998	14.97
$26.460 - $28.170	238,000	8.1	26.47	238,000	26.47
$31.540 - $42.690	200,200	9.1	33.02	—	—

	847,598			643,398

Subsequent to December 31, 2005, the Company granted options to purchase a total of 205,950 of its common shares to certain employees of the Company. The options have an exercise price of $44.09 and an expiry date of January 24, 2016.
2-12

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
4.	Share capital (continued):
(d)	Stock-based compensation:
During 2005, the Company recognized compensation cost of $1,468,000 (2004 — $1,467,000; 2003 — $1,047,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.
The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Risk free interest rate	3.7%	3.0%	3.1%
Expected dividend yield	1.41%	1.15%	0%
Expected lives of options	5 years	5 years	5 years
Expected volatility	20.1%	19.6%	18.3%

The weighted average grant date fair value of options granted during the year ended December 31, 2005 was $6.98 per option (2004 — $5.34; 2003 — $3.67). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.
(e)	Net earnings per share:

			Per share
Year ended December 31, 2005	Net earnings	Shares	amount

Basic net earnings per share	$53,580	34,366,311	$1.56
Effect of dilutive securities:
Stock options	—	365,629	(0.02)

Diluted net earnings per share	$53,580	34,731,940	$1.54

			Per share
Year ended December 31, 2004	Net earnings	Shares	amount

Basic net earnings per share	$34,899	34,160,678	$1.02
Effect of dilutive securities:
Stock options	—	338,544	(0.01)

Diluted net earnings per share	$34,899	34,499,222	$1.01

			Per share
Year ended December 31, 2003	Net earnings	Shares	amount

Basic net earnings per share	$36,594	33,795,978	$1.08
Effect of dilutive securities:
Stock options	—	341,574	(0.01)

Diluted net earnings per share	$36,594	34,137,552	$1.07

2-13

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
4.	Share capital (continued):
For the year ended December 31, 2005, stock options to purchase 12,000 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.
5.	Segmented information:
The Company’s principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.
The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2005:
Auction revenues	$121,253	$48,824	$26,609	$15,947	$212,633
Capital assets and goodwill	173,709	79,849	22,638	12,846	289,042

Year ended December 31, 2004:
Auction revenues	$104,618	$36,258	$26,988	$14,393	$182,257
Capital assets and goodwill	145,208	78,354	26,048	14,513	264,123

Year ended December 31, 2003:
Auction revenues	$92,273	$30,752	$21,262	$17,255	$161,542
Capital assets and goodwill	136,624	72,277	24,086	13,061	246,048

6.	Income taxes:
Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2005	2004	2003

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$33,006	$23,298	$21,077
Differences:
Earnings taxed in lower rate jurisdictions	(4,303)	(3,014)	(4,806)
Realized foreign exchange gain	—	2,106	—
Other	231	957	(172)

Actual income tax expense	$28,934	$23,347	$16,099

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
6.	Income taxes (continued):
Temporary differences that give rise to future income taxes are as follows:

	2005	2004

Future income tax asset:
Working capital	$601	$496
Capital assets	260	189
Stock-based compensation	381	277
Unused tax losses	1,352	1,326
Other	130	69

	2,724	2,357
Valuation allowance	(168)	(168)

Total future income tax asset	2,556	2,189
Current future income tax asset	601	496

Non-current future income tax asset	1,955	1,693

Future income tax liability:
Capital assets	(3,034)	(3,263)
Goodwill	(4,530)	(3,555)
Other	(517)	(1,234)

Total future income tax liability	(8,081)	(8,052)
Current future income tax liability	(460)	—

Non-current future income tax liability	(7,621)	(8,052)

Net future income taxes	$(5,525)	$(5,863)

Presented on balance sheet as:
Future income tax asset — current	$601	$496
Future income tax asset — non-current	860	691
Future income tax liability — current	(460)	—
Future income tax liability — non-current	(6,526)	(7,050)

	$(5,525)	$(5,863)

As at December 31, 2005, the Company has net operating and capital loss carryforwards of approximately $4,480,000 available to reduce future taxable income, of which $627,000 expire through 2015, and $3,853,000 remain indefinitely.
2-15

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
7. Commitments and contingencies:
     (a) Operating leases:
The Company is party to certain operating leases relating to auction sites and offices located in the United Arab Emirates, Mexico, United States, Canada, Australia, China, Italy and Singapore. The future minimum lease payments as at December 31, 2005 are approximately as follows:

2006	$1,234
2007	616
2008	485
2009	242
2010	—
Thereafter	—

Total rent expenses in respect of these leases for the year ended December 31, 2005 was $1,574,000 (2004 — $1,406,000; 2003 — $1,304,000).
     (b) Contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2005, outstanding guarantees under contract for industrial equipment to be sold prior to April 26, 2006 totaled $10,277,000 (December 31, 2004 — $6,202,000) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $18,704,000 relating to agricultural auctions to be held prior to June 21, 2006 (December 31, 2004 — $14,726,000). No liability has been recorded with respect to these contracts.
8. Transactions with related parties:
During the year ended December 31, 2005, the Company paid $751,000 (2004 — $758,000; 2003 - $597,000) to a company controlled by the Chairman of the Company’s Board of Directors. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from a third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

2-16

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2005, 2004 and 2003
9. United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2005, 2004 and 2003, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2005	2004	2003

Net earnings in accordance with Canadian and	$53,580	$34,899	$36,594
United States GAAP
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,192)	8,795	17,180

Comprehensive income in accordance with United States GAAP	$51,388	$43,694	$53,774

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2005	2004	2003

Foreign currency translation adjustment:
Balance, beginning of year	$21,522	$12,727	$(4,453)
Change during the year	(2,192)	8,795	17,180

Balance, end of year	$19,330	$21,522	$12,727

2-17